Exhibit 2.2

NoVATION AND AMENDMENT OF CONTRACT

This Amendment and Novation of Contract (“Novation”) is entered into between Skyline Corporation (“Skyline”), Champion Home Builders, Inc. (“Champion”) and Homette Corporation, an Indiana corporation (“Homette”) on February 28, 2017.

RECITALS

Skyline and Champion are parties to that certain Real Estate Purchase Agreement dated February 24, 2017 (the “Agreement”) concerning the purchase and sale of certain real estate in Tarrant County, Texas (the “Property”). Title to the Property is owned by Skyline’s wholly owned subsidiary, Homette. A portion of the Property is leased for oil and gas production under an agreement (the “Oil and Gas Lease”) under which Homette is entitled to certain payments (the “Royalties”). The parties desire to amend and novate the Agreement as provided in this Novation, to substitute Homette for Skyline as the “Seller” under the Agreement, and to provide for Homette to continue to receive the Royalties under the Oil and Gas Lease following the closing of the transactions under the Agreement as amended by this Novation. The parties accordingly agree as follows.

AGREEMENT

1. Substitution of Parties. Homette is substituted for Skyline as the “Seller” in the Agreement for all purposes. Homette assumes and agrees to perform all obligations of Seller under the Agreement. Skyline guarantees the performance and satisfaction by Homette of all of the obligations and liabilities of Seller under the Agreement.

2. Title Company; Earnest Money. The Title Company referred to in the Agreement shall be Meridian Title Corporation (“Title Company”). The Earnest Money shall be held in escrow by the Title Company, and shall be delivered to Seller as liquidated damages if the transactions provided for in this Agreement do not close as a result of Purchaser’s breach of this Agreement. The reference to “Seller’s Counsel” in Section 2.02 of the Agreement is changed to “Title Company”.

3. Oil and Gas Lease. The Property will remain subject to the Oil and Gas Lease following the closing of the transactions provided for in the Agreement (the “Closing”), but Homette (or Skyline or another affiliate of Skyline) will after the Closing remain entitled to all Royalties provided for under the Oil and Gas Lease for a period of sixty (60) months following the Closing, after which period Champion will be entitled to Royalties thereafter accruing under the Oil and Gas Lease.

4. Effectiveness of Novation. The amendments and novation provided for in this Novation are effective as of the date and time of the execution and effectiveness of the Agreement. The parties intend this Novation to have effect as if its provisions were reflected in the Agreement in its original form.

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5. Other Provisions Unaffected. Except as specifically provided in this Novation, all other terms and provisions of the Agreement remain in full force and effect.

SKYLINE CORPORATION

By:	/s/ Richard Florea
Printed Name: Richard Florea
Title: President and Chief Executive Officer

CHAMPION HOME BUILDERS, INC.

By:	/s/ Roger K. Scholten
Printed Name: Roger K. Scholten
Title: Senior Vice President

HOMETTE CORPORATION

By:	/s/ Jon S. Pilarski
Printed Name: Jon S. Pilarski
Title: Vice President and Treasurer

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